# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brand Engagement Network Inc., CIK 0001838163
CUSIP: 104932207
Title of class of securities: Common stock, par value $0.0001
Address of issuer's principal executive offices: 300 Delaware Avenue, Suite 310, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002135794

## Reporting persons
- BEN Capital Fund I LLC: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); sole voting power 464,923; shared voting power 0; sole dispositive power 464,923; shared dispositive power 0; aggregate amount beneficially owned 464,923 (7.1% of the class)
  Comment: (1) Percentage in line 11 was calculated based on 6,507,687 shares of Common Stock, par value $0.0001 per share, outstanding as of May 12, 2026, as reported to Reporting Person by Issuer.

## Item 1. Issuer
Name of issuer: Brand Engagement Network Inc.
Address of issuer's principal executive offices: 300 Delaware Avenue, Suite 310, Wilmington, DE 19801

## Item 2. Person Filing
Name of person filing: BEN Capital Fund I LLC
Address of principal business office or, if none, residence: 125 S. King Street, 2A, Jackson, WY 83001
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 464,923
Percent of class: 7.1
Sole power to vote or to direct the vote: 464,923
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 464,923
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BEN Capital Fund I LLC: /s/ James Irving, James Irving/Managing Director (05/19/2026)